BANCO ITAU S.A.

CNPJ - 60.701.190/0001-04    A Publicly Held Company           NIRE. 35300023978


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                              OF SEPTEMBER 25 2002

              On September 25, 2002, with the legal quorum present, the Administrative Council of BANCO ITAU S.A. met at its corporate headquarters under the presidency of Dr. Olavo Egydio Setubal, for the purpose of examining the composition of the Executive Board to remain effective until the installation of the newly elected members on the occasion of the first meeting of the Administrative Council immediately following the annual general meeting for 2003.

              Having examined and discussed the matter, the Members of the Council unanimously decided to maintain the Executive Board elected by this Administrative Council at its meetings on May 2 and August 5, 2002, with the exception of the Managing Director, JOSE CLAUDIO AROUCA, who will relinquish his duties on September 30, 2002 upon his retirement pursuant to the Supplementary Pension Plan - PAC, managed by the Itaubanco Foundation, the relative position on the Board to remain vacant.

              It was decided, in addition and on an unanimous basis in compliance with Central Bank of Brazil regulations, in substitution of the Managing Director Jose Claudio Arouca, to appoint the Executive Director RODOLFO HENRIQUE FISCHER to be responsible for the Restructuring of the Brazilian Payments System and the Managing Director MARTA ALVES to assume responsibility for Committed Operations.

              There being no further matters on the agenda, these minutes were transcribed and having been duly read and approved, were signed by all those present. Sao Paulo-SP, September 25, 2002. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

              I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE ORIGINAL TRANSCRIPTION IN THE MINUTES REGISTER.

                        Sao Paulo-SP, September 25, 2002.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director